SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

GigOptix, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37517Y103

(CUSIP Number)

Nicholas J. Zocchi

400 South Point Drive, Unit 2405

Miami Beach, Florida 33139

(Tel.) (305) 532 5176

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Steven W. Schuster, Esq.

McLaughlin & Stern LLP

260 Madison Avenue

New York, NY 10016

January 30, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. 37517Y103	13D	Page 2 of 7

1	NAMES OF REPORTING PERSONS:

Nicholas J. Zocchi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF-AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		1,010,000*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,010,000*

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,010,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*      Includes (i) 510,000 shares held by Kenilworth Ventures, Inc. Profit Sharing Plan; and (ii) 500,000 shares held directly by Mr. Zocchi in his IRA account.

**   The calculation of percentage ownership is based on 22,067,631 shares of Common Stock outstanding as of November 2, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 37517Y103	13D	Page 3 of 7

1	NAMES OF REPORTING PERSONS:

Kenilworth Ventures, Inc. Profit Sharing Plan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

	7	SOLE VOTING POWER:

NUMBER OF		510,000***

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		510,000***

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

510,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

EP

**    The calculation of percentage ownership is based on 22,067,631 shares of Common Stock outstanding as of November 2, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed with the Securities and Exchange Commission on November 13, 2012.

 *** Nicholas J. Zocchi owns 100 percent of the issued and outstanding stock of Kenilworth Ventures, Inc. and is the President of Kenilworth Ventures, Inc. and has the sole voting power and sole dispositive power with respect to the shares of Common Stock owned by the Reporting Person.

SCHEDULE 13D/A2

 This Amendment No. 2 to the statement on Schedule 13D/A (“Amendment No. 2”) filed on behalf of (1) Nicholas Zocchi (“Mr. Zocchi”); and (2) Kenilworth Ventures, Inc. Profit Sharing Plan., a employee benefit plan for Kenilworth Ventures, Inc., a Florida corporation (“Kenilworth”, collectively, the “Reporting Persons ”), further amends and supplements the statement on Schedule 13D originally filed on May 1, 2012 (the “Statement ”), as previously amended by Amendment No. 1 on Schedule 13D/A filed on May 7, 2012 (“Amendment No.1”) relating to the common stock, $0.001 par value per share, of GigOptix, Inc. (the “Company ”). The Company’s principal executive offices are located at 130 Baytech Drive, San Jose, California 95134.

This Amendment No. 2 is being filed to report that a material change occurred in the percentage of the shares of Company’s common stock (“Common Stock”) beneficially owned by the Reporting Persons set forth in the Statement and Amendment No.1, which decreased the percentage owned by Reporting Persons below 5% at such time. Because the Reporting Persons are no longer the beneficial owners of more than 5% of the Common Stock, no Reporting Person will be required to file further amendments to the Statement. If a Reporting Person becomes the beneficial owner of more than 5% of the Common Stock and is required to file pursuant to Rule 13d-1 promulgated under the Act, such Reporting Person will file a new Schedule 13D.

Unless specifically amended or modified hereby, the disclosure set forth in the Statement and Amendment No.1 shall remain unchanged.

Item 1.	Security and Issuer

This Amendment No. 2 relates to the Common Stock of GigOptix, Inc., a Delaware corporation (the “Company ”), whose principal executive offices are located at 130 Baytech Drive, San Jose, California 95134. The total number of shares of Common Stock reported as beneficially owned in this Amendment 2 is 1,010,000, which constitutes approximately 4.6% of the total number of shares of Common Stock outstanding.

Item 2.	Identity and Background

This Amendment No.2 is filed by on behalf of (1) Nicholas J. Zocchi (“Mr. Zocchi”); and (2) Kenilworth Ventures, Inc. Profit Sharing Plan, a employee benefit plan for Kenilworth Ventures, Inc., a Florida corporation (“Kenilworth”). Each of the parties named in this Item 2 is referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Mr. Zocchi’s principal business address is 400 South Pointe Drive, unit 2405, Miami Beach, Florida 33139. Mr. Zocchi’s principal occupation is a registered representative, registered with FINRA. During the past five years, Mr. Zocchi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction, as a result of which Mr. Zocchi was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Zocchi is a United States citizen.

Mr. Zocchi is the president and 100% shareholder of Kenilworth. The principal business of Kenilworth is to make investments in, buy, sell, hold, pledge and assign securities.  The principal business address of Kenilworth is 400 South Point Drive, Unit 2401, Miami Beach, Florida 33139.

None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Not Applicable. This Amendment No. 2 relates to the sales of shares of Common Stock.

Item 4.	Purpose of Transaction

The Reporting Persons disposed of the Common Stock that they beneficially own in the ordinary course of their business of purchasing, selling, trading and investing in securities.  The Reporting Persons may, from time to time, depending on market conditions and other considerations, acquire additional securities, take other steps to enhance the value of their investment or dispose of some or all of the securities of the Issuer held by them, as permitted by the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer.

Except as set forth above, as of the date of this filing none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer

(a)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No.2.

(b)	The Reporting Persons have the sole power to vote and sole power to dispose of the shares of Common Stock they still own after the sales of shares of Common Stock to which this Amendment 2 relates.

(c)	The Reporting Person sold Common Stock in the last 60 days as follows

Nicholas Zocchi
Date of Transaction	Number of Shares Sold	Price Per Share

N/A

	Kenilworth Ventures, Inc. Profit Sharing Plan
Date of Transaction	Number of Shares Sold in Open Market Transactions	Price Per Share
January 29, 2013	150,000	1.5465
January 30, 2013	340,000	1.4093

The Reporting Persons did not purchase any Common Stock in the last 60 days.

(d)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A.

Item 7.	Material to be Filed as Exhibits.

N/A.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2013

By:	/s/ Nicholas J. Zocchi
Nicholas J. Zocchi

Kenilworth Ventures, Inc. Profit Sharing Plan

By:	/s/ Nicholas J. Zocchi
Nicholas J. Zocchi